EXHIBIT 99.1

GameSquare Esports Congratulates Justin Kenna for Being Named to the Dallas 500 List of Prominent Business Leaders

November 18, 2022, Toronto, Ontario – GameSquare Esports Inc. (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“GameSquare”, or the “Company”), is pleased to announce that Mr. Justin Kenna has been named to the prestigious 2023 Dallas 500 list which recognizes, honors, and celebrates the most powerful and influential business leaders in North Texas. The list, published annually, is a culmination of six months of research, and interviews conducted by the editors of D CEO. The list features business, civic, and non-profit leaders in North Texas that have made significant impacts within the Dallas-Fort Worth area. The Company warmly congratulates Justin for recognition by the Dallas-Fort Worth business community for the impact that he has made as CEO of GameSquare since joining the Company less than two years ago.

“On behalf of myself, the Board of Directors, and the GameSquare family, I would like to congratulate Justin for his well-deserved recognition by DCEO Magazine on the 2023 Dallas 500 list,” said Tom Walker, Director of GameSquare and CFO of the Dallas Cowboys. “Justin has shown that he is a dedicated leader making an impact on business in North Texas, and throughout the gaming and esports industry. We are proud to have Justin working in Frisco and contributing in a meaningful way to the community.”

“Justin has been a powerful force driving the growth and success of GameSquare,” added Travis Goff, Director of GameSquare and President of Goff Capital. “Gaming and esports continues to have enormous growth and under Justin’s leadership GameSquare continues to take share and outpace the industry. In less than two years of Justin’s leadership, GameSquare has become one of the largest and most impactful gaming and esports organizations in the world. I am thrilled that Justin has been named to the 2023 Dallas 500 list, which I believe is just the start of more recognition as an influential business leader.”

Justin shares this honor with business leaders from more than 50 business categories including executives from leading companies throughout the area. The Dallas 500 list is the region’s highly selective biographical database of the people who run Dallas-Fort Worth business and includes exclusive interviews that reveal their toughest challenges, strategies for success, and personal details.

About GameSquare Esports Inc.

GameSquare Esports Inc. is a vertically integrated, international digital media and entertainment company enabling global brands to connect and interact with gaming and esports fans. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., Cut+Sew (Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA, Complexity Gaming, a leading esports organization operating in the United States, Fourth Frame Studios, a multidisciplinary creative production studio, and Mission Supply, a merchandise and consumer products business. The Company is headquartered in Toronto, Canada.

Investor Relations

For further information, please contact, Investor Relations for GameSquare Esports Inc.:

Paolo DiPasquale, Chief Strategy Officer

Phone: (216) 464-6400

Email: IR@gamesquare.com

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

Media and Press

Kevin Wright

Phone: (216) 464-6400

Email: kevin@gamesquare.com

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Forward-Looking Information

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Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

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